December 29, 2025

Ms. Kalkidan Ezra

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Dear Ms. Kalkidan:

This letter provides the response of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the additional comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP, on a call on December 18, 2026. The comments relate to Post-Effective Amendment (“PEA”) No. 425 to the registration statement of the Trust, which was filed on October 17, 2025, under Rule 485(b) of the Securities Act of 1933, as amended (the “1933 Act”). PEA 425 was filed to register shares of two new series of the Trust, the TSPY Lift ETF and TDAQ Lift ETF (each a “Fund” and collectively, the “Funds”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

General Comments

•	Please file this comment response letter on EDGAR such that the Staff has at least five business days to review.
•	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement. Identify and explain any variations in the disclosures.
•	Please complete any missing or bracketed information in the Prospectus and SAI.
•	The Registrant is responsible for the adequacy and accuracy of the disclosures in the filing and Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

Response: The Trust acknowledges the points made above in the “General Comments.”

1.	Comment: Please provide the ticker symbols for both series.

Response: The ticker symbols for TSPY Lift ETF and TDAQ Lift ETF are TSYX and TDAX, respectively.

2.	Comment: Please provide a completed fee and expenses table and example numbers for the funds for the Staff’s review.

Ms. Kalkidan Ezra

U.S. Securities and Exchange Commission

December 29, 2025

Response: The fee and expenses table is set forth below:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee(1)	0.98%
Distribution (12b-1) and Services Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses(3)	0.98%

(1)	Under the Investment Advisory Agreement, Tapp Finance, Inc., d/b/a TappAlpha (the “Adviser”), at its own expense and without reimbursement from the Fund, pays all of the expenses of the Fund, excluding the advisory fees, interest expenses, taxes, acquired fund fees and expenses, brokerage commissions and any other portfolio transaction-related expenses and fees arising out of transactions effected on behalf of the Fund, credit facility fees and expenses, including interest expenses, and litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund’s business.
(2)	Other Expenses are estimated for the Fund’s initial fiscal year.
(3)	The cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is an indirect expense that is not included in the above fee table and is not reflected in the expense example. The total indirect cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is estimated to be 0.190% for the fiscal period ending December 31, 2026.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your shares at the end of those periods. The example also assumes that your investment has a five percent (5%) return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Name of Fund	1 Year	3 Years
TDAQ Lift ETF	$100	$312

Principal Investments Strategies

3.	Comment: Please clarify that each Fund and TSPY and TDAQ are affiliates and consider including an appropriately tailored conflicts of interest disclosure referencing investments in affiliated funds.

Response: The Trust has updated the disclosure in response to the Staff’s comment.

4.	Comment: The Staff references the second sentence of the first paragraph and requests that for both series, please supplementally explain what percentage of the Fund’s assets will be invested directly in TSPY or TDAQ shares and how the Fund’s intended strategy and disclosures are and will be consistent with Section 12(d)(1) under the 1940 Act.

Response: The Funds will gain exposure to their respective reference assets through swaps and options. Neither Fund intends to invest directly in the underlying investment company and the Trust has updated the disclosure accordingly. The Trust notes that Section 12(d)(1) is a securities-ownership based restriction and is not implicated by indirect exposure to an underlying investment company through derivatives.

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Ms. Kalkidan Ezra

U.S. Securities and Exchange Commission

December 29, 2025

5.	Comment: For both Series, the Staff notes the third sentence of the first paragraph states that the “Adviser will determine the allocation of the Fund’s investments in swap agreements, call options and direct investments in SPY shares based upon various factors.” However, the Staff notes the prior sentence only mentions options, while this sentence mentions swaps. If the fund does not expect to invest in swaps please reconcile to streamline the disclosure.

Response: The Trust has updated the disclosure in response to the Staff’s comment. The relevant portion of the principal investment strategies disclosure now reads as follows (including removing references to investing directly in underlying funds):

The Fund, under normal circumstances, invests at least 80% of its net assets (plus any borrowings for investment purposes) in financial instruments that are designed to provide, in the aggregate, 120% - 140% ~~130%~~ exposure to the price performance of TSPY on a daily basis (with the Fund rebalancing to 130% exposure if the exposure goes above or below 120% or 140%, respectively). The Fund will primarily use swaps to obtain its desired exposure to TSPY but may also seek to achieve its investment objective by purchasing call options on TSPY ~~or by investing directly in the shares of SPDR S&P 500 ETF Trust (“SPY”)~~. The Adviser will determine the allocation of the Fund’s investments in swap agreements and~~,~~ call options ~~and direct investments in SPY shares~~ based upon various factors including, but not limited to, counterparty capacity, financing charges, liquidity, collateral availability, and overall market conditions for a particular instrument. ~~Direct investments in shares of SPY are typically less efficient than the use of swap agreements because direct investments in ETF shares do not provide leveraged returns. This may result in the Fund not achieving its 130% daily investment objective.~~

6.	Comment: The Staff notes the reference in the sixth paragraph regarding the TappAlpha SPY Growth & Daily Income ETF and asks that the Trust please clarify the type of strategy that is being implemented and revise the disclosure accordingly, for example 0DTE covered call strategy.

Response: The Trust has added the sub-header “Information about TSPY” to clarify that the referenced disclosure describes information about the reference asset as the Fund’s exposure will be 130% to TSPY.

7.	Comment: The Staff notes the Funds intend to have 130% exposure to the price performance of TSPY and TDAQ, respectively. Please explain how the Adviser expects to implement the strategy and revise the disclosure accordingly. Additionally, please supplementally explain what happens if the underlying security declines in value and how it will affect investors.

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Ms. Kalkidan Ezra

U.S. Securities and Exchange Commission

December 29, 2025

Response: The Trust has updated the disclosure to clarify that each Fund will seek to achieve its investment objective primarily through the use of swaps on TSPY and TDAQ, respectively, as noted above in response to comment 5. If the price of TSPY or TDAQ declines in value on a given day, then the respective Fund will decline in value by 1.2x to 1.4x (depending on the exposure) the performance of the respective underlying reference asset.

8.	Comment: Please review comments 6 and 7 issued above and revise the first sentence of the sixth paragraph accordingly.

Response: The Trust declines to revise the first sentence of the 6th paragraph under each Fund’s principal investment strategies because the referenced disclosure appropriately describes the investment objective and principal investment strategies of each respective reference asset. As noted above in response to comment 6, the Trust has added a clarifying sub-header.

9.	Comment: The Staff notes the date referenced in the description of Si Katara as Portfolio Manager, please revise.

Response: The Trust has updated the disclosure in response to the Staff’s comment.

Principal Risk.

10.	Comment: The Staff notes that TDAQ has not yet commenced its IPO and has recently launched in September of 2025, please add appropriately tailored disclosure and any relevant risks.

Response: The Trust has updated the disclosure in response to the Staff’s comment.

Additional Information About Risks

11.	Comment: The Staff notes that both Funds have Large Cap Company Risk listed in each series’ fund summaries, but it was not listed under combined risks. If this is a principal risk, please revise the disclosure accordingly.

Response: The Trust has updated the disclosure in response to the Staff’s comment.

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Ms. Kalkidan Ezra

U.S. Securities and Exchange Commission

December 29, 2025

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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